2013 STOCKHOLDERS' LETTER


fast forward

BorgWarner

Sales Growth

Billions of Dollars



'06 $4.6
'07 $5.3
'08 $5.3
'09 $4.0
'10 $5.7
'11 $7.1
'12 $7.2
'13 $7.4

Earnings Performance*

Per Diluted Share *Excludes special items.



'06 $1.02
'07 $1.22
'08 $1.04
'09 $0.20
'10 $1.51
'11 $2.23
'12 $2.49
'13 $2.89

Dear Stockholder

Our Strong Track Record in 2013 Drives Our Strong Outlook for 2014

Our talented global workforce continued to execute BorgWarner's strategy and leverage our leading-edge technologies to propel the company forward in 2013. This execution, coupled with our strong business model, will drive the company's success for years to come. We expect to continue to outperform the market as BorgWarner's long-term vision and strategy evolve to best serve our customers and shareholders.

Fast Forward: Refining Our Vision, Mission and Key Strategies

During the "Fast Forward: The Next 10 Years" conference held in November, BorgWarner gathered 140 of the company's leaders from around the world to discuss the vision, mission and strategies that will accelerate

our success. While we're still on the same road, the entire enterprise has sharpened its focus on our destination.

At the event, we introduced our revised vision:

A Clean, Energy-Efficient World.

This broader vision moves beyond the powertrain products we produce to how and why we make them. It encompasses key trends that continue to gain importance across the globe. We believe our product portfolio and operating model are wholly aligned with this vision. In true BorgWarner fashion, the new broader vision has re-energized the company around creating innovative products and developing, monitoring and communicating clearly defined sustainability initiatives at our facilities aimed at using our natural resources wisely and producing environmentally friendly solutions.



James Verrier, President and Chief Executive Officer

This revised vision closely aligns with our new mission: to *Deliver Innovative Powertrain Solutions that Improve Fuel Economy, Emissions & Performance.* The successful execution of our mission continues to drive BorgWarner's growth.

Importantly, the core beliefs by which we run the company remain unchanged:

- **Respect for Each Other,**
- **Power of Collaboration,**
- **Passion for Excellence,**
- **Personal Integrity and**
- **Responsibility to Our Communities**

As we move forward and maintain our growth trajectory, we have simplified our long-term strategy into five core imperatives:

STRATEGY:

Drive Intense Focus on Product Leadership and Process Innovation

Product leadership and innovation have always been key differentiators for BorgWarner. We are re-emphasizing our focus on manufacturing technology recognizing that it is also key to our differentiation strategy.

STRATEGY:

Manage Our Product and Customer Portfolio for Sustainable Profitable Growth

To ensure BorgWarner's profitable growth over the long-term, we will continue to actively strengthen our product portfolio and customer relationships, as our customers are now, more than ever, seeking new technologies to gain a competitive edge in the market.

STRATEGY:

Passion for Quality and Excellence in Everything We Do

Our passion for quality and excellence is not limited to products. It is a deeper commitment that encompasses all aspects of the business and embodies a key component of BorgWarner's culture.

STRATEGY:

Develop, Retain, and Attract Talent to Execute Our Strategies

The "can-do" attitude of our employees has always driven the innovations that built BorgWarner's success and its proven ability to prosper through various economic environments and industry transitions. We have a successful track record of integrating new employees into the BorgWarner team every year, and we expect to bring on an additional 10,000 employees by the end of the decade to allow us to fulfill our growth potential.

STRATEGY:

One BorgWarner Business Culture and Operating Model to Drive Speed and Agility

The One BorgWarner Culture represents the company's core values as well as the continuity we have built across our global team. BorgWarner provides its plants with global resources, while nurturing the entrepreneurial spirit, autonomy and responsibility needed locally to innovate and grow. Throughout the company, our operating model is focused on serving our customers' evolving needs and addressing them with speed and agility.

Record Successes in 2013

2013 was another great year for BorgWarner. From an operational and financial standpoint, the company achieved record revenues of $7.4 billion and earnings of $2.89 per diluted share, excluding non-comparable items. Even more impressively, this profitable growth came amidst the ongoing, challenging macroeconomic environment, particularly for European and global commercial vehicle markets. Our industry-leading operating income margin reached a record 12.4%, excluding non-comparable items, driven by operational efficiency and cost controls. This outstanding performance highlights our manufacturing proficiency, our innovative product portfolio and our key long-standing customer relationships.

We continued to create substantial value for our shareholders with total returns of 57% in 2013 with our share price reaching an all-time high. In December, we also made the important decision to split our stock.

During the year, our strong balance sheet and cash flow enabled us to execute a number of important initiatives as part of our balanced approach to capital allocation:



- In July, the Board initiated a quarterly cash dividend of $0.125 per share of common stock (split adjusted), which will remain an important component of our balanced capital allocation strategy going forward.

- We repurchased approximately 5.2 million shares in 2013 and will continue to opportunistically return capital to shareholders through share repurchases.

- The company signed an agreement to acquire Wahler, a producer of exhaust gas recirculation (EGR) valves, EGR tubes and thermostats. An excellent fit from a technology and geographical standpoint, this acquisition will strengthen BorgWarner's strategic position as a producer of complete EGR systems and enhance our capabilities in thermal management. Going forward, we will maintain our disciplined acquisition strategy with a specific focus on technology.

- We continued to make strategic investments in our businesses across the globe in 2013. This included the expansion of our already strong position in Europe with new facilities in Portugal and Poland, driven by increasing



demand for environmentally friendly and fuel-efficient technologies, such as our EGR product lines. We also expanded our presence in emerging markets, which included a new plant in India, as well as a new production facility and engineering center in Brazil, which was driven by new legislation to improve fuel economy and reduce emissions in this rapidly growing South American market.

We were able to complete these important initiatives while maintaining our investment grade credit rating, a clear signal that our balance sheet remains strong and provides flexibility for the future. Going forward, we will continue to manage our capital deployment prudently, with a priority on reinvesting in



the business and pursuing strategic acquisitions, while returning cash to our shareholders.

BorgWarner also achieved a number of other notable accomplishments through the year, and we continue to be recognized for our industry-leading innovations and technologies.



• Our regulated three-stage (R3S) turbocharging system for diesel engines earned a prestigious 2013 Automotive News PACE Award – our seventh award in nine years – as well as a PACE Innovation Partnership Award for our collaboration with BMW on the R3S system. PACE stands for Premier Automotive Supplier's Contribution to Excellence. In addition, BorgWarner's Eco-Launch solenoid valve has been named a finalist for a 2014 PACE Award.



2013 – SETTING NEW RECORDS

net sales
$7.4 billion

operating income margin
12.4%

earnings per share
$2.89

$2.9 billion

of expected net new powertrain business is expected for 2014 through 2016



- We presented five CEO's Safety Excellence Awards to our plants in 2013, a record for the company. The award is achieved through one million hours or three consecutive years worked without a recordable incident. Moreover, the awards were earned at facilities in Brazil, China, Hungary, the United States and South Korea, a further testament to the culture we have established throughout BorgWarner's operations around the world.

- We launched several high profile programs in 2013 including: EGR coolers for Renault's 1.6-liter diesel engine, available on the European Scénic and Mégane as well as Nissan's crossover Qashqai; DualTronic® control modules and clutch modules for SAIC Motor Corporation's new six-speed wet dual-clutch transmission in China; and the world's first electronic limited slip differential for a front-wheel drive vehicle on the 2013 Volkswagen Golf GTI with Performance Pack.

- We received awards from GM, Daimler, Renault, BMW and Ford for delivery reliability, quality and innovation – tangible recognition of our employees' dedication to excellence.

Driving Growth in 2014

BorgWarner has a strong foundation in place for continued growth. Across our portfolio of leading powertrain technologies, we are constantly seeking to enhance our already strong competitive position through innovation, operational excellence, and customer and geographic diversity.

Our product innovation and design process, combined with innovative manufacturing technology, allows us to grow our long-standing customer relationships with every major OEM worldwide. Understanding our customers allows us to address their critical needs and remains a key component to our success. Clearly, the development of our innovative technologies requires investment. We remain committed to fueling product innovation through our strategic focus on R&D spending, regardless of market conditions. To further boost our focus on technology, we appointed a new Chief Technology Officer, ensuring that we have the right pipeline of technologies in place to anticipate and capitalize on our customers' needs in the ever-changing, competitive landscape. We have also made several focused engineering hires in 2013, and instituted an annual innovation symposium and a venture capital fund to foster innovation throughout the enterprise.

While we continue to maintain our growth trajectory through engineering and product leadership, we will increasingly leverage our operational excellence standards to capture additional market share and drive our world-class performance. Our strong leadership team based around the globe has the autonomy and support to run their businesses, an operating philosophy that will remain a cornerstone of our success.

These market-leading positions align with our robust backlog. BorgWarner's optimistic growth outlook of $2.9 billion of expected net new powertrain business for 2014 through 2016 is up 26% from the previous three-year net new business announced in November. From a product perspective, our growth will be driven by demand for advanced powertrain technologies that improve fuel economy, reduce emissions and enhance performance for virtually all vehicle types, from passenger cars and heavy-duty trucks to commercial vehicles and construction equipment. The benefits our products offer are becoming increasingly important to automakers and consumers around the world. Our backlog of net new business proves BorgWarner's global leadership.

Approximately 47%

of our net new business sales

is expected to be generated

by Asia in 2014 through 2016

Customer and geographic diversification also support our backlog of net new business. The European market accounts for approximately 27% of our expected new business. While Europe remains an important market for BorgWarner, the adoption of our advanced powertrain technology in other parts of the world is expected to outpace Europe over the next few years. In Asia, our new business sales are expected to account for approximately 47% of net new business by the end of the period, primarily driven by China, the world's fastest growing market. The Americas are expected to account for about 27% of new business over the three years, including 19% from North American domestic OEMs compared with 11% in the prior three-year period.



Our backlog's regional mix is well-aligned with global auto trends and also reflects the shift in BorgWarner's manufacturing footprint to lower cost economies. The top five customers in the backlog are Ford, General Motors, Great Wall, Hyundai/Kia and Volkswagen, a diverse group from a geographic perspective. Eight of our top 25 customers are Chinese OEMs. BorgWarner is also diversifying from a market perspective, with five of our top 25 customers in the commercial vehicle market.



BorgWarner Driven

Although BorgWarner's strategic initiatives and growth engines are vital to accelerating our long-term growth, we know that our success is built on our global talent and culture. Across the entire BorgWarner enterprise, talent and culture have a symbiotic relationship. Our culture draws the type of talent that we need to grow, while the infusion of new talent across our worldwide locations enriches our culture of respect, collaboration, excellence, integrity and responsibility.

BorgWarner's highly developed organizational structure focuses on attracting, developing and retaining world class talent to drive innovation. A key differentiator for

BorgWarner, talent is critical to achieving our superior industry growth, margins and market share. As a management team, we are committed to nurturing and empowering our team to build upon the tremendous success BorgWarner has attained over the past 20 years. We look forward to a strong start to 2014 and continued success for many years to come.

James Verrier,
President and Chief Executive Officer

Customer Diversity Worldwide

2014 Sales Outlook*



Asia   ~26%* | 22%**

Americas ~28%* | 30%**

Europe   ~46%* | 48%**

*NSK-Warner included
**NSK-Warner excluded

12% VW/Audi
6% Daimler
5% Ford
3% Renault
3% BMW
1% Fiat
1% GM
1% PSA
3% Commercial Vehicles
10% Other

Toyota 4%
Hyundai/Kia 4%
Nissan 1%
Honda 1%
China 10%
Other 7%

Ford 7%
Chrysler 5%
GM 4%
Asian OEMs 2%
Commercial Vehicles 5%
Other 5%



Total Shareholder Return

$100 invested on 12/31/08 in stock or index, including reinvestment of dividends. Fiscal year ending December 31



BorgWarner Inc.　　　S&P 500

Peer Group　　　SIC Code Index



- 3% Ignition Systems
- 3% Thermal Systems
- 8% Emissions Systems
- 13% Engine Timing and VCT
- 23% Gas Turbochargers
- 28% Diesel Turbochargers
- 4% Traditional Transmission Components
- 11% All-Wheel Drive
- 7% DCT Modules

Net New Business 2014 thru 2016

$2.9 Billion of Net New Business — By Product



Engine — 78%

Drivetrain — 22%

Engine SEGMENT

SALES
in Millions of Dollars



$2,883 M
$4,061M
$5,051M
$4,913 M
$5,022M
'09
'10
'11
'12
'13

The Engine Segment develops air management strategies and products to optimize engines for fuel efficiency, reduced emissions and enhanced performance. BorgWarner's expertise in engine timing systems, boosting systems, ignition systems, air and noise management, cooling and controls is the foundation for this collaboration in development.

KEY TECHNOLOGIES

Morse TEC Global leader in the design and manufacture of engine timing systems, including variable cam timing (VCT), that enable precise control of air and exhaust flow through the engine, improving fuel economy and emissions. Also a global leader in the design and manufacture of HY-VO® front-wheel drive transmission chain and four-wheel drive chain for light vehicles.

Emissions Systems A global leader in the design and supply of exhaust gas recirculation (EGR) systems and electric air pumps for enhanced engine performance, fuel economy, and reduced emissions.

Thermal Systems A leading provider of products and systems designed to optimize engine temperatures and minimize parasitic horsepower losses, which improve engine efficiency, fuel economy and emissions performance.

Drivetrain SEGMENT

SALES
in Millions of Dollars



$1,094 M
$1,611M
$2,085 M
$2,299M
$2,447M
'09
'10
'11
'12
'13

The Drivetrain Segment harnesses a legacy of more than 100 years as an industry innovator in transmission and all-wheel drive technology. The group is leveraging its understanding of powertrain clutching technology to develop interactive control systems and strategies for all types of torque management.

KEY TECHNOLOGIES

Torque Management Leading global designer and producer of torque management products including coupling systems for front-wheel drive vehicles and transfer cases for rear-wheel drive applications, focused on electronically controlled torque management devices that will enhance stability, security and drivability of passenger cars, crossover vehicles, SUVs and light trucks.

Transmission Products A global designer and manufacturer of automatic transmission components and modules and supplier to virtually every major automatic transmission manufacturer in the world. Friction and mechanical products include dual clutch modules, friction clutch modules, friction and steel plates, transmission bands, torque converter clutches, one-way clutches and torsional vibration

Turbochargers Leading designer and manufacturer of turbochargers and actuators for passenger cars, light trucks and commercial vehicles. Turbochargers increase power for a given engine size, enhance fuel efficiency and reduce emissions.

BERU Systems A worldwide leading supplier of glow plugs and instant starting systems that enhance combustion for diesel engines during cold starts, pressure sensor glow plugs that also monitor the combustion process of a diesel engine and advanced ignition technology for gasoline engines.


Regulated
Two-Stage
Turbocharger


Cooling
Systems


Cam Torque
Actuated Variable
Cam Timing


Diesel
Cold-Start
Technology


Exhaust Gas
Recirculation


Engine
Timing

---

dampers. Controls products feature electro-hydraulic solenoids for standard and high pressure hydraulic systems, transmission solenoid modules and dual clutch control modules.


DualTronic™
Transmission
Clutch Modules


GenerationV
All-Wheel
Drive


All-Wheel Drive
Transfer Cases


Transmission
One-Way
Clutches


Transmission
Control
Modules


Transmission
Friction
Products

BorgWarner will provide its full financial report electronically as part of its environmental initiative to conserve resources and reduce costs. For more information on the company's financial performance and sustainability initiatives, please visit our website at borgwarner.com.

borgwarner.com

